DUNDEE WEALTH BANK RECEIVES ITS ORDER TO COMMENCE BUSINESS

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Ontario – July  11, 2005 : DUNDEE CORPORATION (TSX: DBC.SV.A)

Dundee Corporation is pleased to announce that, on July 8, 2005,  Dundee Wealth Bank, its wholly owned subsidiary, received its Order to Commence and Carry on Business from the Superintendent of Financial Institutions.  Dundee Wealth Bank had previously been granted its Charter as a Schedule I Bank from the Minister of Finance.

Dundee Wealth Bank will soon offer a full range of personal banking services, including deposit and lending products, accessible through internet and telephone banking.   Savings accounts and a variety of GICs will soon be available to the public.  Residential mortgages, lines of credit and other personal loans, as well as chequing accounts and credit and debit cards will follow thereafter.

“We are delighted that Dundee Wealth Bank has been given approval to open its doors to the public. The addition of Dundee Wealth Bank to the Dundee group of companies is the realization of Dundee Corporation’s longstanding goal to be capable of providing all services to the retail wealth management client.   This enables Dundee Wealth Management’s national network of 2,035 independent financial advisors to offer their clients the benefits of a full suite of banking products and services and positions the advisors on a level playing field with the legacy banking community” stated Ned Goodman, President and CEO of Dundee Corporation and Chairman of Dundee Wealth Bank.

Dundee Corporation is a holding company dedicated to wealth management, real estate and resources. Its domestic financial service activities are carried out through its 64% owned subsidiary, Dundee Wealth Management Inc., a company with $43.3 billion in assets under management and administration, and its wholly owned Dundee Wealth Bank. Dundee Corporation’s real estate activities are conducted through its 86% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the U.S. Real estate activities also include a 33% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of 13.7 million square feet of high quality office, industrial and retail properties across Canada. Resource activities are carried out through its wholly owned subsidiary Dundee Resources Ltd.

For further information please contact:

Ned Goodman

Dundee Corporation

President & Chief Executive Officer

Telephone (416) 365-5665

Joanne Ferstman

Dundee Corporation

Chief Financial Officer

Telephone (416) 365-5010

2